As filed with the Securities and Exchange Commission on August 22, 1997.
================================================================================

                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR (G) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


                         American Financial Corporation
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Ohio                                    31-06248724
---------------------------------------      -----------------------------------
(State of incorporation or organization)     I.R.S. Employer Identification No.)


                             One East Fourth Street
                             Cincinnati, Ohio 45202
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


If this Form relates to the                     If this Form relates to the
registration of a class of                      registration of a class of
debt securities and is effec                    debt securities and is to be
tive upon filing pursuant to                    come effective simultaneously
General Instruction A(c)(1)                     with the effectiveness of a
please check the following                      concurrent registration state
box.    [ ]                                     ment under the Securities Act
                                                of 1933 pursuant to General
                                                Instruction A(c)(2) please
                                                check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                      Name of each exchange on
                                                 which each class is to be
                                   registered
Series J Preferred Stock
Without Par Value                                  Pacific Exchange





Securities to be registered pursuant to Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities to be Regis tered.

                      A description of the Series J Preferred Shares is included in the Certificate of Designation attached hereto as Annex A.





Item 2.               Exhibits.


                      1. Articles of Incorporation (incorporated by reference from Annex 1 to issuer's preliminary Proxy Statement dated July 16, 1997).











                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           AMERICAN FINANCIAL CORPORATION



Date: August 22, 1997                       BY: /S/ James C. Kennedy
                                                -----------------------------
                                                    James C. Kennedy, Esq.

                                Title: Secretary

                                        ANNEX A

                            AMERICAN FINANCIAL CORPORATION

                      CERTIFICATE OF DESIGNATION, PREFERENCE AND
                          RIGHTS OF SERIES J PREFERRED STOCK


        Certificate of Designation, Preferences and Rights of Preferred Stock by Resolution of the Board of Directors providing for an issue of 3,150,000 shares from a class of voting preferred stock, without par value, such series designated "Series J Preferred Stock".

--------------------------------------------------------------------------------

        Pursuant to the Merger Agreement dated July ___, 1997 pursuant to which AFC Acquisition Corp., a wholly-owned subsidiary of the Company, would merge with and into the Company ("Merger"), the Articles of Incorporation of the Company are amended and restated as of the Effective Time of the Merger, thereby providing, among other things, for the issue of a series of Preferred Stock of the Company from the Company's class of 4,000,000 shares of Voting Preferred Shares, without par value, to be designated "Series J Preferred Stock" ("Series J Preferred Stock"), such issue to consist of 3,150,000 shares, which number of shares may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the Board of Directors, and to the extent that the voting rights, designations, powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions of the Series J Preferred Stock are not stated and expressed in the Articles of Incorporation, does hereby fix and herein state and express the voting rights, designations, powers, preferences and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as follows (all terms used herein which are defined in the Articles of Incorporation shall be deemed to have the meanings provided therein):

        1. Voting. Except as provided below in paragraph 5, holders of shares of Series J Preferred Stock are entitled to one vote per share on all matters to be voted upon by shareholders of the Company, with holders of the Company's Common Stock, and not as a separate class.

        2. Dividends. The holders of the Series J Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of Directors and out of the assets of the Company which are by law available for the payment of dividends, cumulative preferential dividends in the manner and at the rates set forth below. Each of said shares shall have an annual dividend rate of $1.90 and no more. Dividends shall be payable in equal payments semi-annually on _____ and _____ of each year to holders of record as of the preceding _____ 15 and _____ 15.

             Dividends on shares of Series J Preferred Sock shall be paid in cash.

             No dividend or other distribution whatsoever shall be declared or paid upon or set apart for any class of stock or series thereof ranking junior to the Series J Preferred Stock as to the payment of dividends, nor shall any shares of any class of stock or series thereof ranking junior to the Series J Preferred Stock as to payment of dividends be redeemed or purchased by the Company or any subsidiary thereof, nor shall any moneys be paid to or made available for a sinking fund for the redemption or purchase of any shares of any class of stock or series thereof ranking junior to the Series J Preferred Stock as to payment of dividends, unless in each instance, full dividends on all outstanding shares of Series J Preferred Stock for all past dividend periods shall have been paid at the rate fixed therefor.

             Dividends upon shares of the Series J Preferred Stock shall be payable by check to the registered holders of Series J Preferred Stock at the address set forth in the books and records of the Company or any transfer agent and/or registrar appointed for the Series J Preferred Stock and shall commence to accrue and be cumulative from their respective dates of issuance.

        3.   Rights on Liquidation or Cash-Out Merger.

        A. (1) Upon the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of shares of Series J Preferred Stock shall be entitled to receive, out of assets of the Company available for distribution to stockholders after satisfying claims of creditors, a liquidating distribution in the amount of $22.35 per share, which shall be the liquidation preference of such shares, plus an amount equal to accrued dividends on each such share to and including the date fixed for payment of Series J Preferred Stock, and no more.

             (2) Such amount shall be paid to the holders of the Series J Preferred Stock prior to any distribution or payment to the holders of any class of stock or series thereof ranking junior to the Series J Preferred Stock in the payment of dividends or distributions of assets on liquidation, dissolution or winding up of the affairs of the Company.

             (3) After the payment to holders of shares of Series J Preferred Stock of the full amount of the liquidating distributions to which they are entitled pursuant to the second next preceding sentence, holders of the shares of Series J Preferred Stock (in their capacity as such holders) shall have no right or claim to any of the remaining assets of the Company.

        B. In any merger or consolidation of the Company with or into any other corporation, including any person (including any individual, partnership, corporation, trust, unincorporated association, joint venture or other entity) controlled by, in control of, or under common control with the Company ("Affiliate"), or a merger or consolidation of any other corporation, including any Affiliate, with or into the Company, which merger or consolidation by its terms provides for the payment of only cash to holders of the Series J Preferred Stock, each holder of Series J Preferred Stock shall be entitled to receive an amount equal to the liquidation preference of the shares of Series J Preferred Stock held by such holder, plus an amount equal to accrued dividends on such shares to and including the date of payment thereof, and no more, in exchange for such shares of Series J Preferred Stock (a "Cash-Out Merger").

        C. Neither the sale, lease or exchange (for cash, stock, securities or other consideration) of all or substantially all of the property and assets of the Company, nor the merger or consolidation of any other corporation with or into the Company, nor the merger or consolidation of the Company with or into any other corporation, shall be deemed to be a dissolution, liquidation or winding up of the affairs of the Company, voluntary or involuntary, for the purposes of this Paragraph 3; provided, however, that any Cash-Out Merger shall be deemed to be a liquidation of the Company solely for purposes of determining the rights of the holders of shares of Series J Preferred Stock in respect of such Cash-Out Merger.

        D. If upon liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to the holders of Series J Preferred Stock and any other preferred stock of the Company, ranking upon liquidation on a parity with the Series J Preferred Stock (the "Liquidation Preferred"), shall be insufficient to pay the full amount of the liquidating distributions to which holders of Series J Preferred Stock are entitled pursuant to Paragraph 3. A. and liquidating distributions to which holders of the Liquidation Preferred are entitled, then such assets shall be distributed among the holders of Series J Preferred Stock and Liquidation Preferred ratably in proportion to the full amount of distributions to which each holder of Series J Preferred Stock and Liquidation Preferred would have been entitled.

     4. Redemption.

     A. Optional Redemption. The Company shall not have the right to redeem any shares of Series J Preferred Stock until [EIGHTH ANNIVERSARY OF ISSUANCE, 2005]. Thereafter, the Company shall have the right, at its option, and by resolution of its Board of Directors, upon notice as required by Paragraph 4.B., to redeem the Series J Preferred Stock out of funds legally available therefor, as a whole or in part, at the redemption prices set forth below, plus all accrued dividends thereon to the date fixed for redemption (against receipt of certificates evidencing the shares redeemed), if redeemed during the twelve month period beginning on ________ of the years indicated:

                      Year                      Amount Per Share
                      ----                      ----------------
                      2005                       $  23.02
                      2006                          22.69
                      2007 and thereafter           22.35


        B. Notice of Redemption. Notice of any redemption specifying the date fixed for said redemption shall be mailed, postage prepaid, at least 25 days but not more than 60 days prior to said redemption date to the holders of record of the Series J Preferred Stock to be redeemed at their respective addresses as the same shall appear on the books and records of the Company or any transfer agent and/or registrar for the Series J Preferred Stock. If less than all of the Series J Preferred Stock outstanding is to be redeemed, the Company shall select by lot those shares which are to be redeemed. If such notice of redemption shall have been mailed, and if on or before the redemption date specified in such notice all funds necessary for such redemption shall have been set aside by the Company separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed, so as to be and continue to be available therefor, then, on and after said redemption date, notwithstanding that any certificate for shares of the Series J Preferred Stock so called for redemption shall not have been surrendered for cancellation, the shares represented thereby so called for redemption shall be deemed to be no longer outstanding, the right to receive dividends thereon shall cease to accrue, and all rights with respect to such shares of the Series J Preferred Stock so called for redemption shall forthwith cease and terminate, except for the right to receive the amount set aside in trust for redemption thereof, but without interest.

     5. Rights in the Event of Dividend Arrearage; Class Voting Rights. In addition to the voting rights set forth in paragraph 1 hereof, holders of Series J Preferred Stock shall have the voting rights set forth below:

        A. If at any time the Company shall not have paid full dividends for each of four or more consecutive semi-annual dividends payable on the Series J Preferred Stock pursuant to paragraph 2 hereof, the number of directors constituting the Board of Directors of the Company shall be increased by two and the holders of the Series J Preferred Stock shall have the right, voting as one class, to elect the directors to fill such newly created directorships. This right shall remain vested until all accrued dividends on any Series J Preferred Stock have been paid, or declared and set apart for payment, at which time (i) the right to so elect directors shall terminate (subject to revesting in the case of any subsequent default of the kind described above); (ii) the term of the directors then in office elected by such holders shall terminate; and (iii) the number of directors constituting the Board of Directors of the Company shall be reduced by the number of directors by which it was increased pursuant to this subparagraph.

               Whenever such right shall vest, it may be exercised initially either at a special meeting of holders of such preferred stock or at any annual stockholders' meeting, but thereafter it may be exercised at stockholders' meetings called for the purpose of electing directors. A special meeting for the exercise of such right shall be called by the Secretary of the Company as promptly as possible, and in any event within 10 days after receipt of a written request signed by the holders of record of at least 50% of the outstanding shares of such preferred stock. Notwithstanding the provisions of this subparagraph, 5A, no such special meeting shall be held during the 90-day period preceding the date regularly fixed for the annual meeting of stockholders.

               Any director who shall have been elected by the holders of Series J Preferred Stock shall hold office for a term expiring (subject to the earlier termination of the arrearage in dividends) at the next annual meeting of stockholders. During such term such directors may be removed at any time, without cause, by, and only by, the affirmative votes of the holders of record of a majority of the outstanding shares of Series J Preferred Stock given at a special meeting of such stockholders called for the purpose, except as otherwise provided by Ohio law with respect to cumulative voting rights. Any vacancy created by such removal may also be filled at such meeting. A meeting for the removal of a director elected by the holders of Series J Preferred Stock and the filling of the vacancy created thereby shall be called by the Secretary of the Company within 10 days after receipt of a written request signed by the holders of record of at least 50% of the outstanding shares of such preferred stock.

               Any vacancy caused by the death or resignation of a director who shall have been elected by the holders of the Series J Preferred Stock may be filled by the remaining director elected under these provisions, or if none, by the holders of Series J Preferred Stock at a meeting called for such purpose. Such meeting shall be called by the Secretary of the Company at the earliest practicable date after any such death or resignation and in any event within 10 days after receipt of a written request signed by the holders of record of at least 50% of the outstanding shares of such preferred stock.

               At such meeting, the presence in person or by proxy of the holders of a majority of the outstanding shares of the Series J Preferred Stock, as the case may be, shall be required to constitute a quorum; in the absence of a quorum, a majority of the holders of the Series J Preferred Stock present in person or by proxy shall have the power to adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum shall be present.

        B. Any action requiring the vote of the Series J Preferred Stock voting separately as a class under Ohio law shall be taken by the affirmative vote of the holders of a two-thirds of such class or, if permitted by Ohio law, by the affirmative consent of such majority.